Max Berueffy

Senior Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

July 23, 2019

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:               Initial Registration Statement on Form N-6 for

Protective Strategic Objectives VUL II

Protective Life Insurance Company

Protective Variable Life Separate Account

File Nos. 333-232740 and 811-7337

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), we have forwarded for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on July 19, 2019.  The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register a new variable life policy, the Protective Strategic Objectives VUL II policy (the “New Policy”).  The Company hopes to have the Registration Statement made effective on or before November 1, 2019.

The Company respectfully requests that the Commission Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, we have also forwarded a marked copy of the prospectus and the statement of additional information (“SAI”) to the Registration Statement.  The prospectus and SAI are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 9 to the Form N-6 registration statement filed on April 25, 2019 (File No. 333-206951), which describes another variable life policy issued by the Company, the Protective Strategic Objectives VUL policy (the “Old Policy”).

The enclosed prospectus and SAI are marked to indicate the differences between the New Policy and the Old Policy.  The material differences between the two Policies are identified below.

1.              The New Policy makes available certain underlying mutual funds as investment options that are not available under the Old Policy and does not make available certain mutual funds that are available under the Old Policy.  None of the underlying mutual funds available as investment options under the New Policy assess 12b-1 fees.

2.              The New Policy includes Cost of Insurance rates that are based upon the 2017 Commissioner’s Standard Ordinary Mortality Table.  The Old Policy includes Cost of Insurance rates that are based upon the 2001 Commissioner’s Standard Ordinary Mortality Table.

3.              The New Policy does not include the Flexible Coverage Rider or the Term Rider for Covered Insured that are offered under the Old Policy.

4.              The ranges of current and guaranteed Surrender Charges under the New Policy and the Old Policy differ.

5.              The New Policy has a lower current and guaranteed maximum Administrative Charge than the Old Policy.  In addition, the Administrative Charge under the New Policy is deducted for the first 10 Policy Years while the Administrative Charge under the Old Policy is deducted for the first 20 Policy Years.

6.              The New Policy has a lower current and guaranteed Mortality and Expense Risk Charge than the Old Policy.

7.              The Policy Value Credit percentage under the New Policy is lower than under the Old Policy.

8.              The New Policy does not make available a Growth Model Portfolio for investment.

*    *    *

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please call the undersigned at (205) 268-3581 or our counsel Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy

Senior Counsel

Attachment

cc:                                Thomas Bisset, Esq.